CONSENT OF T. CIUCULESCU

The undersigned hereby consents to the use of sections of NI 43-101 Technical Report on the Boto Feasibility Study, Senegal dated 10 February, 2020 with an effective date of 31 December, 2019, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2019, (ii) the Registration Statement on Form F-10 (File No. 333-223646) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Tudorel Ciuculescu
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By: Tudorel Ciuculescu, M.Sc., P. Geo

Dated: February 19, 2020